Liberto, Inc.
Lot 7B Blk 7 Emerald St., Gold Riverville Subd.
Burgos, Montalban, Rizal, the Philippines

February 2, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-4628

Attention:  Sirimal R. Mukerjee

Re:           Liberto, Inc.
Post Effective Amendment No. 5 to Registration Statement on Form S-1
Filed January 24, 2011
File No.: 333-148775

Dear Mr. Mukerjee:

I write on behalf of Liberto, Inc., (the “Company”) in response to Staff’s letter of January 28, 2011, by Anne Nguyen Parker, Branch Chief, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment to Post Effective Amendment No. 5 on Form S-1, filed January 24, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

post effective amendment no. 5 to registration statement on form s-1 exhibit 23.1

1.	please advise your independent accountant to revise its consent to refer to the correct date of the audit report

In response to this comment, the independent accountant has revised its consent.

Sincerely,

/s/ Rosielyn S. Baclig
Rosielyn S. Baclig